Exhibit (a)(5)(C)

Alpha and Omega Semiconductor Announces Preliminary Results of Its Modified Dutch Auction Tender Offer

SUNNYVALE, California, July 8, 2015 - Alpha and Omega Semiconductor Limited (“AOS” or the “Company”) (NASDAQ: AOSL), today announced the preliminary results of its modified “Dutch auction” tender offer, which expired at 11:59 p.m., New York City time, on July 7, 2015. The tender offer is part of the Company’s existing $50 million repurchase program that was previously approved by the Board of Directors in April 2015.

Based on the preliminary information received from Computershare Trust Company, N.A., the depositary for the tender offer, a total of 3,535,613 shares of the Company’s common shares were validly tendered and not validly withdrawn at or below the purchase price of $9.10 per share. In addition, the Company has been advised by the depositary that a total of 270,776 shares of the Company’s common shares were tendered through notice of guaranteed delivery at or below the purchase price of $9.10.

Because the tender offer was oversubscribed, the number of shares that the Company will purchase from each tendering shareholder will be prorated to limit the Company’s aggregate purchase to 3,282,796 shares after giving effect to “odd lot” tenders for which shares will be repurchased on a priority basis. Based on the preliminary information provided by the depositary, excluding all shares tendered by notice of guaranteed delivery, the Company estimates that the proration factor for the tender offer will be approximately 93.2%.

The number of shares expected to be purchased in the tender offer and the purchase price are preliminary and subject to change. The preliminary information contained in this press release is subject to confirmation by the depositary and is based on the assumption that all shares tendered through notice of guaranteed delivery will be delivered. The actual number and percentage of outstanding shares properly tendered, and not withdrawn, the final price per share for shares purchased in the tender offer and the number of shares of the Company’s common shares that will be outstanding after payment for the tendered shares will be announced promptly following the completion of the confirmation process. Payment for the shares accepted for purchase will occur promptly thereafter. Payment for shares will be made in cash, without interest.

B. Riley & Co., LLC is serving as the dealer manager, Georgeson Inc. is serving as the information agent for the tender offer, and Computershare Trust Company, N.A. is acting as the depositary for the tender offer. Shareholders who have questions or would like additional information about the tender offer may contact the information agent, Georgeson Inc., by telephone at: (877) 278-4751, in writing to: 480 Washington Blvd., 26th Floor, Jersey City, NJ 07310.

Forward Looking Statements

This press release contains forward-looking statements that are based on current expectations, estimates, forecasts and projections of future performance based on management's judgment, beliefs, current trends, and anticipated product performance. These statements include, but are not limited to, the ability of the Company to commence and complete the tender offer, the price at which the Company purchases shares pursuant to the tender offer or otherwise, and the number of shares it is able to purchase pursuant to the tender offer or otherwise, and the ability of the Company to achieve the benefits contemplated by the tender offer. Forward looking statements involve risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. These factors include, but are not limited to, the decline of the PC industry and our ability to respond to such decline, our ability to introduce or develop new and enhanced products that achieve market acceptance, the actual product performance in volume production, the quality and reliability of our product, our ability to achieve design wins, the general business and economic conditions, the state of semiconductor industry and seasonality of our markets, our ability to maintain factory utilization at a desirable level, and other risks as described in our SEC filings, including our Annual Report on Form 10-K for the fiscal year ended June 30, 2014 filed on August 29, 2014. Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Although we believe that the expectations reflected in the forward looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today's date, unless otherwise stated, and the Company undertakes no duty to update such information, except as required under applicable law.

About Alpha and Omega Semiconductor

Alpha and Omega Semiconductor Limited, or AOS, is a designer, developer and global supplier of a broad range of power semiconductors, including a wide portfolio of Power MOSFET, IGBT and Power IC products.  AOS has developed extensive intellectual property and technical knowledge that encompasses the latest advancements in the power semiconductor industry, which enables it to introduce innovative products to address the increasingly complex power requirements of advanced electronics. AOS differentiates itself by integrating its Discrete and IC semiconductor process technology, product design, and advanced packaging know-how to develop high performance power management solutions. AOS's portfolio of products targets high-volume applications, including portable computers, flat panel TVs, LED lighting, smart phones, battery packs, consumer and industrial motor controls and power supplies for TVs, computers, servers and telecommunications equipment. For more information, please visit http://www.aosmd.com. For investor relations, please contact So-Yeon Jeong at investors@aosmd.com.

CONTACT: Alpha and Omega Semiconductor Limited

Investor Relations

So-Yeon Jeong

408-789-3172

investors@aosmd.com